UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of October, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Trust Indenture between Cameco Corporation and CIBC Mellon Trust Company
First Supplemental Trust Indenture dated July 12, 1999
Second Supplemental Trust Indenture dated July 6, 2001
Third Supplemental Trust Indenture dated September16, 2005

Exhibit Index

Exhibit No.	Description	Page No.

1.	Trust Indenture between Cameco Corporation and CIBC Mellon Trust Company dated July 12, 1999

2.	First Supplemental Trust Indenture between Cameco Corporation and CIBC Mellon Trust Company dated July 12, 1999

3.	Second Supplemental Trust Indenture between Cameco Corporation and CIBC Mellon Trust Company dated July 6, 2001

4.	Third Supplemental Trust Indenture between Cameco Corporation and CIBC Mellon Trust Company dated September 16, 2005

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2005	Cameco Corporation
	By:	/s/ "Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary